                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                       SHELLS SEAFOOD RESTAURANTS, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  822809 109
                                (CUSIP Number)

                                 Hunter Lipton
                            124 East 79/th/ Street
                           New York, New York 10021

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 9, 2002

           (Date of Events which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                        (Continued on following pages)
                              (Page 1 of 4 pages)
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                                                                     Page 2 of 4

                                 SCHEDULE 13D
CUSIP NO. 82209 10 9
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      (a) Hunter Lipton (the "Reporting Person")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      (a) N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     (a) USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (a) -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (a) -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (a) -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a) -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      (a) -0-
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                   [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a) 0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      (a)  IN
------------------------------------------------------------------------------
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                                                                     Page 3 of 4

 This Schedule 13D/A is being filed by Hunter Lipton (the "Reporting Person") to reflect the Reporting Person's sale of 1,194,326 shares of the Company's Common Stock on January 9, 2002.

Item 1.   SECURITY AND ISSUER.
                Common Stock, $.01 par value per share of Shells Seafood Restaurants, Inc.
                16313 N. Dale Mabry Highway
                Suite 100
                Tampa, Florida 33618

Item 2.   IDENTITY AND BACKGROUND.

          (a)  Hunter Lipton

          (b)  124 East 79/th/ Street
               New York, New York 10021

          (c)  The Reporting Person is a private investor.

          (d) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

          (f)  United States citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               Not applicable.

Item 4.   PURPOSE OF TRANSACTION.
               The Reporting Person sold 1,194,326 shares of the Company's Common Stock on January 9, 2002 for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
               (a) The Reporting Person ceased to own any of the Company's securities after the sale on January 9, 2002.

               (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

               (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

               (i) on December 5, 2001, the reporting Person purchased 1,194,326 shares of the Company's Common Stock.

               (d)  Not applicable.

               (e) On January 9, 2002 the Reporting Person ceased to be the beneficial owner of greater than 5% of the Company's Common Stock.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
               TO SECURITIES OF THE ISSUER.
               None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.
               Letter Agreement, dated as of January 9, 2002 between Mr. Frederick Adler and Mr. Hunter Lipton.


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                                                                     Page 4 of 4

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ Hunter Lipton
                                             --------------------------------
                                             Hunter Lipton

Date: January 22, 2002